

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

March 16, 2006

<u>Via U.S. Mail and Fax (504) 729-1436</u>

Mr. Thomas M. Kitchen
Chief Financial Officer
Stewart Enterprises Inc.
1333 South Clearview Parkway
Jefferson, Louisiana 70121

> RE: **Stewart Enterprises, Inc.**
> **Form 10-K for the fiscal year ended October 31, 2005**
> **Filed February 17, 2006**
> **File No. 1-15449**

Dear Mr. Kitchen:

We have reviewed the above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Period Ended October 31, 2005

Preneed – Backlog, Trust Portfolio and Cash Impact of Sales, page 34

Trust Portfolio, page 36

1. We note your procedure for determining which preneed contracts are in a loss position.

    a. Citing your basis in the accounting literature, tell us why your analysis is based on the current *aggregate market* value of the investments instead of the *fair value* of preneed contracts within a jurisdiction or *at the lowest level of identifiable cash flows*.

    b. Tell us your consideration of costs other than merchandise costs in your estimation of costs to deliver the contracts.

Overview of Critical Accounting Policies, page 36

2. Please disclose your basis for determining the estimated costs to deliver the contracts and how they impact your loss and funding analysis of preneed contracts.

Deferred Revenue and Revenue Recognition, page 36

3. In future filings, please address material implications or uncertainties associated with the methods, assumptions and estimates underlying your measurement of deferred revenue. We note your disclosure on pages 75 and 76 identifying multiple components of deferred revenue. Refer to Section III.V of the Commission Guidance Regarding MD&A at http:/ /www.sec.gov/ rules/interp/33-8350.htm

Consolidated Statements of Cash Flows, page 65

4. Tell us whether and how the activities of the preneed funeral and cemetery merchandise and services trust and cemetery perpetual care trusts are reflected in the consolidated statements of cash flows. Please cite your basis in the accounting literature that supports your treatment.

(3) Summary of Significant Accounting Policies

(j) Cemetery Revenue, page 76

(k) Preneed Funeral and Cemetery Merchandise and Service Trusts and Cemetery
 Perpetual Care Trusts, page 77.

5. For the purpose of recognizing deferred revenue from distributed and distributable
   trust earnings (from preneed funeral and cemetery merchandise and services trusts)
   tell us and disclose on what basis you are permitted to withdraw cash before the
   service or merchandise is delivered. For the purpose of recognizing investment
   earnings in cemetery revenues, tell us and disclose when earnings are "realized and
   when they are permitted to be legally withdrawn by the Company."

* * * *

Please respond to these comments within 10 business days or tell us when you will
provide us with a response. Please furnish a letter that keys your responses to our comments and
provides any requested supplemental information. Please file your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings reviewed by the staff to be certain that they have provided all information investors
require for an informed decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose
  the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by
  the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review of your
filings or in response to our comments on your filings.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director